Filed by: Texas Capital Bancshares, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: Texas Capital Bancshares, Inc.
Registration No. 333-235993

The following transcript of an interview with David R. Brooks, Chairman, President and Chief Executive Officer of Independent Bank Group, Inc. (“IBTX”), and C. Keith Cargill, President and Chief Executive Officer of Texas Capital Bancshares, Inc. (“TCBI”), on CNBC’s Mad Money on January 30, 2020 is being filed in connection with the proposed merger of IBTX and TCBI.
Jim Cramer (“JC”): Tonight we have another one for you, the pending merger between Independent Bank Group and Texas Capital Bancshares, which was announced last month. This is an all-stock merger of equals to create a super-regional bank with a big presence in Colorado, huge in Texas. At the time of the announcement, both companies pointed out that there would be substantial cost synergies and that earnings would get a significant boost. It’s right here in the deck, very clear. However, since popping on the news, both stocks have been hammered, down about 15% each. Could this be the buying opportunity we're looking for? Let's take a closer look with C. Keith Cargill, who is the President and CEO of Texas Capital, and David R. Brooks, the Chairman, President and CEO of Independent Bank Group to get a better read on this deal. Mr. Cargill, Mr. Brooks, welcome to Mad Money. People say that there is no, nothing cheap in this market, that it's moved so much and that there isn't anything left. I have to tell you gentlemen, this is one of the cheapest stocks I have ever seen. How do we get the value out of it?
Keith Cargill (“KC”): The combination of these two excellent companies in five of the most powerful economic markets in the country, Texas as well as Colorado, Denver. And the execution, the exceptional execution of that combination, should create a powerhouse.
JC: Yea, Keith. What I'm looking at is, this is the best state in the union. It's the state that benefitted the most from SALT, a state that has really been doing incredibly well with or without oil. Non-performers really down. Are people just not aware?
KC: I think it's a combination of things, Jim. At the end of the day, the bank stocks generally have traded down since the merger announcement so that's accentuated this downtick. The others that have announced MOEs this year have experienced similar volatility. So I do believe it's a show me, and we're all prepared to make that happen.
JC: Well, David, do you think it's in part because I’m getting a mortgage right now, I'm getting it at 3%, the ten-year is at 1.5. How do you make any money at these rates?
David Brooks (“DB”): That's been the hard thing, Jim. That's why you've seen the kind of merger of equal transactions that have been announced this year. I think that building scale, having the ability to compete, get your overhead down, dealing with these longer than we ever thought we would see interest rates and so we feel good about the cost synergies you mentioned, but also being able to grow a great company in the best markets in the country.
JC: You’re also a community bank, so to speak. I know the big companies are always telling me, Jim, forget those guys. I actually think if you're trying to get a loan, you're not going get a loan from a big bank. They're the last ones that want to give you a loan, unless you're a giant company, you’re guys its relationship banking.
DB: It’s been relationship banking for us and people want to be able tell the story and we think that is not going to go out of style. We have to be nimble and that is the way to make quick decisions, empower people to make good decisions, take care of their customers.

JC: And same time non performers are low and so they knew who they would be lending to.

DB: Absolutely. I think when you embed in a community help, community built healthy communities and invest in local businesses, that’s a win.

JC: Alright, Keith you guys are doing something that is so novel but like I said I got to open the can. I mean I am not Texan but tell me about Bask Bank because you know what it is about time that someone offered something that is different than just the 1.2 that I am getting.

KC: We’re excited about it too Jim. We believe offering our clients an experience as opposed to a very low rate of interest is something that they would like and enjoy. That’s the feedback that we have gotten and we are very excited about this being phase 1 of building out a digital platform where we’ll offer even more product across…

JC: Well tell us more about the American relationship.

KC: American relationship for us goes back more than 20 years when we formed Bank Direct, an online bank that we still have today. But what we didn’t have with Bank Direct is this digital capability to use your mobile device and open account within five minutes or less. We think this is going to be a really great advantage and also lead to these other products.

JC: So how do I extract my own value from American?

KG: Well, it's going to be able to track for you how many miles you're accumulating. So if you were to deposit, just to pick a number, $50,000 for a year, you'd get 50,000 miles, dollar per mile.
JC: I think that's terrific. Now that’s new for you, or did you guys always try to work on this together?
DB: It is new for us. One of the great things about this combination, Jim, is the amount of technology and forward thinking technology that Keith and his team have put together, and I think we'll be the huge beneficiary of that in the days ahead.
JC: At the same time, I had a service early this weekend and one of the things that was really incredible -- this morning. You do need all this work flow technology, customer relations management. It doesn't really work. Does the software really work or isn’t good old-fashioned banking good enough?
DB: I think you're going have to have customer experience technology, first rate customer experience technology. Some of the other stuff, I don't know about but we're going to do that well.
JC: Well, it is, you just can't be a banker, I guess, just plain old banker anymore to compete with the big guys that is. And you got to do both, got to do both. That’s Keith Cargill, president and CEO of Texas Capital Bancshares and David Brooks, the Chairman, President and CEO of Independent Bank Group. They are getting together, once again, an incredibly cheap stock, I am tired of hearing there is no value in this market.
Forward-Looking Statements
This communication contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 regarding the financial condition, results of operations, business plans and the future performance of IBTX and TCBI. Words such as “anticipates,” “believes,” “estimates,” “expects,” “forecasts,” “intends,” “plans,” “projects,” “could,” “may,” “should,” “will” or other similar words and expressions are intended to identify these forward-looking statements. These forward-looking statements are based on IBTX’s and TCBI’s current expectations and assumptions regarding IBTX’s and TCBI’s businesses, the economy, and other future conditions. Because forward-looking statements relate to future results and occurrences, they are subject to inherent uncertainties, risks, and changes in circumstances that are difficult to predict. Many possible events or factors could affect IBTX’s or TCBI’s future financial results and performance and could cause actual results or performance to differ materially from anticipated results or performance. Such risks and uncertainties include, among others: the occurrence of any event, change or other circumstances that could give rise to the right of one or both of the parties to terminate the definitive merger agreement between IBTX and TCBI, the outcome of any legal proceedings that may be instituted against IBTX or TCBI, delays in completing the transaction, the failure to obtain necessary regulatory approvals (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the transaction) and shareholder approvals or to satisfy any of the other conditions to the transaction on a timely basis or at all, the possibility that the anticipated benefits of the transaction are not realized when expected or at all, including as a result of the impact of, or problems arising from, the integration of the two companies or as a result of the strength of the economy and competitive factors in the areas where IBTX and TCBI do business, the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events, diversion of management’s attention from ongoing business operations and opportunities, potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the transaction, the ability to complete the transaction and integration of IBTX and TCBI successfully, and the dilution caused by IBTX’s issuance of additional shares of its capital stock in connection with the transaction. Except to the extent required by applicable law or regulation, each of IBTX and TCBI disclaims any obligation to update such factors or to publicly announce the results of any revisions to any of the forward-looking statements included herein to reflect future events or developments. Further information regarding IBTX, TCBI and factors which could affect the forward-looking statements contained herein can be found in IBTX’s Annual Report on Form 10-K for the fiscal year ended December 31, 2018, its Quarterly Reports on Form 10-Q for the periods ended March 31, 2019, June 30, 2019 and September 30, 2019, and its other filings with the Securities and Exchange Commission (“SEC”), and in TCBI’s Annual Report on Form 10-K for the fiscal year ended December 31, 2018, its Quarterly Reports on Form 10-Q for the periods ended March 31, 2019, June 30, 2019 and September 30, 2019, and its other filings with the SEC.
Additional Information about the Merger and Where to Find It
In connection with the proposed merger between IBTX and TCBI, IBTX filed a registration statement on Form S-4 with the SEC on January 21, 2020 to register the shares of IBTX’s capital stock to be issued in connection with the merger. The registration statement includes a joint proxy statement/prospectus. The registration statement has not yet become effective. After the Form S-4 is effective, a definitive joint proxy statement/prospectus will be sent to the shareholders of IBTX and TCBI seeking their approval of the proposed transaction.
INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT ON FORM S-4, THE JOINT PROXY STATEMENT/PROSPECTUS INCLUDED WITHIN THE REGISTRATION STATEMENT ON FORM S-4 AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION BECAUSE THESE DOCUMENTS DO AND WILL CONTAIN IMPORTANT INFORMATION ABOUT IBTX, TCBI AND THE PROPOSED TRANSACTION.
Investors and security holders may obtain copies of these documents free of charge through the website maintained by the SEC at www.sec.gov or from IBTX at its website, www.ibtx.com, or from TCBI at its website, www.texascapitalbank.com. Documents filed with the SEC by IBTX will be available free of charge by accessing the Investor Relations page of IBTX’s website at www.ibtx.com or, alternatively, by directing a request by telephone or mail to Independent Bank Group, Inc., 7777 Henneman Way, McKinney, Texas 75070, (972) 562-9004, and documents filed with the SEC by TCBI will be available free of charge by accessing TCBI’s website at www.texascapitalbank.com under the tab “About Us,” and then under the heading “Investor Relations” or, alternatively, by directing a request by telephone or mail to Texas Capital Bancshares, Inc., 2000 McKinney Avenue, Suite 700, Dallas, Texas 75201, (214) 932-6600.
Participants in the Solicitation
IBTX, TCBI and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of IBTX and TCBI in connection with the proposed transaction under the rules of the SEC. Certain information regarding the interests of these participants and a description of their direct and indirect interests, by security holdings or otherwise, will be included in the joint proxy statement/prospectus regarding the proposed transaction when it becomes available. Additional information about IBTX, and its directors and executive officers, may be found in IBTX’s definitive proxy statement relating to its 2019 Annual Meeting of Shareholders filed with the SEC on April 23, 2019, and other documents filed by IBTX with the SEC. Additional information about TCBI, and its directors and executive officers, may be found in TCBI’s definitive proxy statement relating to its 2019 Annual Meeting of Shareholders filed with the SEC on March 7, 2019, and other documents filed by TCBI with the SEC. These documents can be obtained free of charge from the sources described above.